UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33652

FIRST FINANCIAL NORTHWEST, INC.

(Exact name of Issuer as specified in its charter)

NASDAQ Global Select Market

(Exchange where security is listed and/or registered)

Washington	26-0610707
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

201 Wells Avenue South Renton, Washington	98057
(Address of Principal Executive Offices)	(Zip Code)

(425) 255-4400

(Issuer’s Telephone Number, Including Area Code)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐    Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒   Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, FIRST FINANCIAL NORTHWEST, INC. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated:	April 21, 2025

By:	/s/Richard P. Jacobson
Name:	Richard P. Jacobson
Title:	Executive Vice President and Chief Financial Officer

1      Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.